Darren C. Skinner Darren.Skinner@aporter.com +1 202.942.5636 +1 202.942.5999 Fax 555 Twelfth Street, NW Washington, DC 20004-1206

June 21, 2013

CORRESPONDENCE FILED
VIA EDGAR TRANSMISSION

Mr. James O’Connor, Esq. U.S. Securities and Exchange Commission Division of Investment Management Office of Disclosure and Review 100 F Street, N.E. Washington, D.C. 20549-8626

Re:	Corporate Capital Trust, Inc. --
Registration Statement
on Form N-2 (File No. 333- )

Dear Mr. O’Connor:

We represent Corporate Capital Trust, Inc., a Maryland corporation (the “Company”).  On June 21, 2013, in connection with its continuous public offering of common stock, the Company filed via EDGAR the referenced registration statement, along with exhibits thereto, in accordance with the Securities Act of 1933, as amended.

Please direct a copy of any comments or inquiries regarding this filing to the undersigned at 202-942-5636 (voice) or 202-942-5999 (fax).  If you require additional information or have any questions, please contact the undersigned or Richard Baltz (202-942-5124).  Thank you.

Sincerely,

/s/ Darren Skinner

Darren C. Skinner